UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-146475

TERADATA SAVINGS PLAN

(Exact name of registrant as specified in its charter)

17095 Via Del Campo

San Diego, California 92127

(Address, including zip code, of Registrant’s Principal Executive Offices)

Plan Interests in the Teradata Savings Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of Teradata Corporation*

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

The Teradata Savings Plan (the “Plan”) was amended, effective July 11, 2022, to eliminate the right of participants in the Plan to elect to invest funds contributed to the Plan in Common Stock of Teradata Corporation (the “Company”). As a result, interests in the Plan are no longer offered or sold pursuant to the Plan, and Plan participants no longer hold such interests. On September 20, 2022, the Company filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 (File No. 333-146475) with the Securities and Exchange Commission to deregister all shares of Common Stock that remained unsold or unissued under the Plan, along with the associated plan interests in the Plan. This Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including reports on Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Teradata Savings Plan has duly caused this certification/notice to be signed on its behalf by the undersigned person.

Date:	September 20, 2022	TERADATA SAVINGS PLAN

		By:	/s/ Kathleen Cullen-Cote
Kathleen Cullen-Cote
Chief People Officer

S-1